UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Heron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427746102
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,706,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,706,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,706,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.68%
14	Type of Reporting Person PN

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,706,801
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,706,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,706,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.68%
14	Type of Reporting Person OO

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CUSIP NO. 427746102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 260,277
	8.	Shared Voting Power 7,706,801
	9.	Sole Dispositive Power 260,277
	10.	Shared Dispositive Power 7,706,801
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,967,078
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99%
14	Type of Reporting Person IN

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Explanatory Note: This Amendment No. 18 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012, May 9, 2013, November 22, 2013, June 27, 2014, June 12, 2015, April 14, 2016, August 10, 2016 and January 24, 2017 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 5, 6 and 7 of the Statement are hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP received $73,289, $74,388, $75,504, $76,636, $77,786 and $78,953 principal amount of senior secured convertible notes due 2021 (the “Notes”) on April 1, 2017, July 1, 2017, October 1, 2017, January 1, 2018, April 1, 2018 and July 1, 2018, respectively, as interest in-kind on the existing Notes held by Tang Capital Partners, LP.

On December 21, 2017, the Issuer granted to Kevin C. Tang stock options to purchase an aggregate of 17,000 shares of Common Stock at an exercise price of $17.00 per share. The stock options were granted in connection with Mr. Tang’s service on the Issuer’s Board of Directors and vest monthly over a one-year period.

On March 29, 2018, Tang Capital Partners, LP purchased 192,308 shares of Common Stock through an underwritten public offering at a price of $26.00 per share.

On September 12, 2018, Tang Capital Partners, LP sold 2,695,000 shares of Common Stock at a price of $35.75 per share.

Tang Capital Partners, LP maintains commingled accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the securities reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	7,706,801 shares, representing 9.68% of the class
	Tang Capital Management, LLC	7,706,801 shares, representing 9.68% of the class
	Kevin C. Tang	7,967,078 shares, representing 9.99% of the class

Tang Capital Partners, LP is the beneficial owner of 7,706,801 shares of Common Stock, including 937,500 shares of Common Stock held by Tang Holdings, comprising: (i) the 5,830,215 shares beneficially owned by Tang Capital Partners, LP; and (ii) 1,876,586 shares currently issuable upon conversion of the Notes. Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

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Tang Capital Partners, LP is the record owner of $5,342,468 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below. Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion. Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice. The foregoing limitations remain in effect with respect to such Notes, and, accordingly, only 1,876,586 shares are currently issuable upon conversion of such Notes.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 7,706,801 shares of Common Stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 7,967,078 shares of Common Stock, comprising: (i) the 7,706,801 shares beneficially owned by Tang Capital Partners, LP; (ii) 139,666 shares issuable upon exercise of options held by Kevin C. Tang that are exercisable within 60 days of this Statement; (iii) 99,323 shares held by the Kevin C. Tang Foundation, Inc.; (iv) 6,575 shares owned by Kevin C. Tang’s minor children under the Uniform Transfers to Minors Act, for which Kevin C. Tang serves as trustee; (v) 5,732 shares held by the Kevin C. Tang Family Trust, for which Kevin C. Tang serves as trustee; (vi) 4,794 shares owned directly by Kevin C. Tang; (vii) 2,147 shares held by Kevin C. Tang’s Individual Retirement Account; and (viii) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant. Mr. Tang also owns additional stock options to purchase up to 2,834 shares of Common Stock that are excluded from his beneficial ownership as of the date of this Statement, as they are not exercisable within 60 days from such date.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin C. Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust. The Kevin C. Tang Foundation, Inc. is a private foundation for which Kevin C. Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 79,610,870 shares of Common Stock outstanding (77,734,284 shares of Common Stock outstanding as set forth in the Issuer’s Form 10-Q that was filed with the SEC on August 8, 2018, plus an additional 1,876,586 shares of Common Stock currently issuable upon conversion of the Notes). The percentages used herein for Kevin C. Tang are based upon 79,750,536 shares of Common Stock outstanding (79,610,870 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 139,666 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

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(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	260,277 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	7,706,801 shares
	Tang Capital Management, LLC	7,706,801 shares
	Kevin C. Tang	7,706,801 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	260,277 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	7,706,801 shares
Tang Capital Management, LLC	7,706,801 shares
Kevin C. Tang	7,706,801 shares

(c)           Other than the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Common Stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

In connection with the Issuer’s underwritten public offering, on June 25, 2018, each of the Reporting Persons became subject to a lock-up agreement (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Reporting Persons may not sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 90 days after June 25, 2018 without the written consent of the underwriter for the offering (the “Underwriter”). The Underwriter agreed to waive the lock-up restrictions applicable to the Reporting Persons to permit the sale of shares on September 12, 2018.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit A: Form of Lock-Up Agreement dated June 25, 2018. (Incorporated by reference to Exhibit A in Exhibit 1.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on June 28, 2018.)

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

September 12, 2018

Tang Capital Partners, LP

By:	Tang Capital Management, LLC, General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

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